Exhibit 99.1

Notice of Annual General Meeting of Shareholders

To be Held on September 13, 2018

Dear Wix.com Ltd. Shareholders:

We cordially invite you to attend an Annual General Meeting of Shareholders (the “Meeting”) of Wix.com Ltd. (the “Company”), to be held on Thursday, September 13, 2018 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel (the telephone number at that address is +972-3-545-4900).

The following matters are on the agenda for the Meeting:

(1)
to re-elect Yuval Cohen, Ron Gutler and Roy Saar as Class II directors, to serve until the Company’s annual general meeting of shareholders in 2021, and until their respective successors are duly elected and qualified; and

(2)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2018 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing proposals, when proposal no. 2 is raised, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2017.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on August 6, 2018.  You are also entitled to vote at the Meeting if you hold ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on August 6, 2018, or which appears in the participant listing of a securities depository on that date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement.  If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on August 6, 2018, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).  Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions.

Our Board recommends that you vote FOR each of the above proposals, which will be described in the Proxy Statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitutes a quorum for purposes of the Meeting.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place or to a day, time and place).  If such quorum is not present within half an hour from the time scheduled for the adjourned meeting, then at such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Each ordinary share is entitled to one vote upon each of the proposals to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the proposals.

This notice is being sent to shareholders of record, in accordance with the requirements of the Israeli Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000, and our Articles of Association.  The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, is August 8, 2018.  A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card will be distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K.  Shareholders will also be able to review the proxy statement at the “Investor Relations” portion of our website, http://investors.wix.com/ or at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, upon prior notice and during regular working hours (telephone number: +972-3-545-4900) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.  Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.  If voting by mail, the proxy card must be received by our transfer agent or at our registered office no later than 11:59 p.m. EDT on September 12, 2018 to be validly included in the tally of ordinary shares voted at the Meeting.  Detailed proxy voting instructions will be provided both in the Proxy Statement and in the proxy card.

By Order of the Board of Directors, Mark Tluszcz Chairman of the Board of Directors